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                             December 21, 2020

       Michael R. Cole
       Chief Financial Officer
       UFP Industries Inc.
       2801 East Beltline NE
       Grand Rapids, MI 49525

                                                        Re: UFP Industries Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            Filed February 26,
2020
                                                            Form 8-K/A
Furnished October 22, 2020
                                                            File No. 000-22684

       Dear Mr. Cole:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 28, 2019

       Exhibit 13
       Results of Operations, Gross Sales, page 8

   1. We refer to your presentation of Gross Sales throughout your filing and note it is not a measure recognized
under GAAP. Please help us understand:
                                                            What Gross Sales
represents. For example, tell us if this amount represents the amount invoiced to
your customers, the full retail price of your products, or some other value;
                                                            How you considered
Item 10(e) of Regulation S-K and Regulation G;
                                                            How you analyze
trends in Gross Sales, aside from the changes based on overall selling price versus
changes in units shipped; and
                                                            How Gross Sales is
useful to investors given that gross sales may not be realized in the form of cash
receipts due to Sales Allowances.
 Michael R. Cole
UFP Industries Inc.
December 21, 2020
Page 2
Form 8-K/A Furnished October 22, 2020

EBITDA Reconciliation (Unaudited)

2. It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those which are typical (e.g., share based compensation, impairments, other non-cash gains / losses). Please revise to present EBITDA or rename the non-GAAP measure you have presented. For additional guidance, please refer to Question 103.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.
Current Year's Sales Stated At Last Year's Selling Prices (Unaudited)

3. We note your presentation of 2020 sales and costs of goods sold adjusted for last year's lumber selling prices. We also note a similar presentation of Lumber Market Adjusted
         EBITDA Margin determined by restating 2016-2019 sales based upon 2015 lumber prices in your Investor Presentation in your Form 8-K furnished on November 12, 2020. These measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures in concluding that these presentations are appropriate. Additionally, this comment applies to your presentation on page 7 of Exhibit 13 to your Form 10-K based upon 2018 lumber prices.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777or Heather Clark at
(202) 551-3624
with any questions.



FirstName LastNameMichael R. Cole                             Sincerely,
Comapany NameUFP Industries Inc.
                                                              Division of
Corporation Finance
December 21, 2020 Page 2                                      Office of
Manufacturing
FirstName LastName